China Integrated Media Corporation Limited
Level 7, 420 King William St
Adelaide SA 5000
T: +61 8 8232 0180
F: +61 8 8312 0248
www.chinamedia.com.au
A.B.N. 98 132 653 948

1 January 2016

Dr. Herbert Ying Chiu Lee
Hong Kong

Dear Dr. Lee:

China Integrated Media Corporation Limited:
Appointment as Executive Director and Chief Executive Officer

You have agreed to serve as Chief Executive Officer ("CEO" or "Executive") of China Integrated Media Corporation Limited (the "Company") and its subsidiaries, collectively the "Group". This letter agreement (the "Agreement") sets forth the terms of your employment as the Company's CEO and is effective as of 1 January, 2016 (the "Effective Date").

1. Position

In your position as CEO, you will report to the Company's Board of Directors (the "Board"). The CEO position is a full-time position with its principal work place at the Company's headquarter and operating offices in Australia, Hong Kong and China. The position is expected to make major contributions to the short and long-term profitability, growth and financial strength of the Company. While you render services to the Company as CEO, you will not engage in any other employment, consulting or other business activity (whether full-time or part-time) that would create a conflict of interest with the Company; provided, however, that you may continue to serve on any boards of directors or committees thereof on which you served as of the Effective Date. By signing this Agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

2. Term

The term of this Agreement shall be for a period of at least three (3) calendar years ("Term"), beginning on the date of this letter of appointment, unless terminated sooner pursuant to Sections 2.1 through 2.3 below.

2.1 Termination by Executive. The Executive may terminate his employment under this Agreement provided, except for the provisions related to notice at the end of the Term of this Agreement, that you give to the Board of Directors at least ninety (90) days' notice in writing, and your resignation shall become effective at the end of that ninety-day period (hereinafter the "Effective Date of Resignation"). In the event of such notice, your compensation hereunder shall cease as of the Effective Date of Resignation, provided.

2.2 Termination With Cause by Company. The Company shall have the right to terminate immediately your services and this Agreement for cause. Termination for cause means a termination on account of:

- Executive's material breach of any of the covenants, terms or conditions set forth in this Agreement;

- Executive's dishonest or unlawful conduct which would constitute a felony or crime of moral turpitude, or which would tend to undermine the reputation of the Company;

- Executive's permanent disability which means that the Executive, by reason of his physical or mental disability, is incapable of performing the duties of his customary position with the Company, and such disability has continued for a period of at least 120 consecutive days in any 12-month period and is expected to be of a long duration or to result in death; or

- Any other reason that would constitute "cause" or "just cause" under the common law of Australia for termination of the employment relationship.

Upon the Executive's termination for cause, all compensation under this Agreement shall cease as of the termination date; provided, however, that if the Executive is entitled to applicable vested plan benefits as of the date of his termination of employment for cause, the Executive or his beneficiary, as the case may be, shall be entitled to such vested and unpaid benefits as are provided thereunder. To the extent the Executive's plan benefits are not vested as of the date of termination of his employment fur cause, he shall forfeit such non-vested plan benefits, if any.

2.3 Termination Without Cause by the Company. The Company may terminate the Executive's employment under this Agreement without cause provided that the Company gives the Executive at least ninety (90) days' notice without cause in writing. If such notice is given, the Company shall pay the Executive all compensation and benefits then required by this Agreement as they come due during that ninety (90) days' period, and the Executive's plan benefits shall vest in accordance with the plan's vesting rules. The Company may reduce or require no further services from the Executive during all or a portion of the ninety (90) days' period.

3. Board Service

While you serve as CEO, you will also serve on the Board as its Executive Chairman, subject to the provision of the Company's constitution and Corporations Act 2001.

4. Compensation and Benefits

In the first year of the Term, you will serve as CEO of the Group and you agree not to take any remuneration for your services as CEO (including as Chairman of the Company) except for a discretionary bonus which will be determined by the Nomination and Remuneration Committee at the end of the calendar year based on the consolidated results and performance of the Group during the financial year. The compensation and benefits for serving as CEO in the next year of the Term will also be reviewed and determined by the Nomination and Remuneration Committee at the end of this calendar year in its sole discretion with reference to the profitability and growth of the Group, and to the extent consistent with applicable law.

5. Business Expenses

The Company will reimburse you for all reasonable and necessary expenses incurred by you in connection with your performance of services as CEO on behalf of the Company, in accordance with applicable Company policies and guidelines.

6. Indemnification

The Company shall indemnify you with respect to activities in connection with your employment hereunder to the fullest extent provided by applicable law and to the same extent as the Company indemnifies other Company officers or directors. You will also be named as an insured in your capacities as CEO and as director of the Company on the director and officer liability insurance policy currently maintained or as may be maintained by the Company from time to time.

7. Tax Matters

All forms of compensation referred to in this Agreement are subject to applicable withholding and payroll taxes and other deductions required by law.

8. Entire Agreement

This Agreement supersedes and replaces any prior agreements, representations or understandings (whether written, oral, implied or otherwise) between you and the Company, and constitutes the complete agreement between you and the Company, regarding your position as CEO. This Agreement may not be amended or modified, except by an express written agreement signed by both you and the Lead Independent Director of the Board. The terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with, this Agreement, your employment with the Company or any other relationship between you and the Company will be governed by the laws of South Australia. In any action between the parties arising out of or relating to any such disputes, each of the parties irrevocably and unconditionally consents and submits to the jurisdiction and venue of the courts located in South Australia.

9. Intellectual property

9.1 The Executive undertakes, not to use in any manner whatsoever for his own benefit, any of the Derivatives or any other intellectual property or proprietary rights owned or to be owned by the Company and its subsidiaries ("Intellectual Property") or any name or mark suggestive of, similar to, or likely to dilute the distinctive quality of the Company's trademarks or trade names.

9.2 Any work, programmes, web-site content, invention, formula or process or improvement in procedure made or managed by the Executive during the course of this Agreement in connection with or in any way affecting or relating to the assets and products of the Group and/or the business of the Group in general or being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Group and shall belong to and be the absolute property of the Group.

9.3 All work carried out by the Executive for the Group shall belong to the Group and the Group shall own all copyrights and any other Intellectual Property rights in such work. The Executive hereby assigns to the Group and any other Group shall determine, all rights, title and interest in and to such work, including without limitation all copyrights, patents, trade secrets, trademarks, designs, and other proprietary and/or moral rights therein (including renewals thereof). Where necessary, the Executive shall execute and deliver all such documents, declarations and instruments and take such other actions as may be required and requested by the Company to carry out and effect the assignment referred to in this clause.

9.4 For the avoidance of doubt, the Executive's entitlement to use any of the Group's Intellectual Property shall not be construed at any time as conferring the Executive with any rights of ownership or other proprietary right over such Intellectual Property.

10. Charters and policies

CIMC has a range of charters and policies which govern our corporate governance, conduct of the Directors and employees and set out the processes, values and standards of the Group in dealing with all stakeholders. These are available on the CIMC website www.chinamedia.com.au. You agree to comply with such charters and policies and acknowledge that your conformity with them will be an element in any assessment of your performance as a Director of CIMC.

11. Notification of personal interests

Under the ASX Listing Rules, CIMC is required to provide information about you to the ASX. Filings concerning you must also be made with various government authorities.

You agree that you will provide to the Company Secretary promptly (and within required timeframes for filing that information) all information about you which may be required for this purpose including (without limitation):

- details of your name, address, date and place of birth;
- details of CIMC securities held by you, your spouse and children under 18 years of age (including step-children) and entities associated or connected with you or any of them (**Related Persons**) at the time of your appointment as, and at the date you cease to be a Director of CIMC; and
- details of any changes in CIMC securities held by you or a Related Person, within two days from the date of the change.

You acknowledge that any personal information you have provided to CIMC may be used or disclosed by CIMC as described below:

- to comply with the ASX Listing Rules;
- to comply with the Corporations Act of Australia or any other applicable law;
- for any corporate governance purpose, and to monitor compliance with the charters and policies described above;
- to comply with any statutory, regulatory or stock exchange requirements or periodic reporting obligations under other laws in any other jurisdiction which require CIMC to disclose information to any statutory body, regulator or stock exchange regulatory authorities; and

- to prepare offering memoranda, prospectuses, registration statements, information memoranda and like associated documents in connection with the offering for issue or sale of debt, equity and hybrid securities.

You can ask for access to most personal information that CIMC holds about you in your capacity as a Director. To find out what sort of personal information CIMC holds about you as a Director, or to make a request for access, you should contact the Company Secretary. If for any reason CIMC is unable to grant access to you to any personal information, the Company Secretary will advise you of that reason.

12. Trading in CIMC shares

CIMC has a Securities Trading Policy. The policy contains restrictions on when you can deal in CIMC securities. In summary, the policy restricts you from trading in CIMC securities during certain defined periods and outside these periods you must obtain the approval from the Board of Directors. It also prohibits you taking out margin loans for which CIMC shares are security. A copy of the policy is in your induction pack.

13. Company Secretary

All Directors have access to the Company Secretary's advice and services.

14. Confidentiality and Non-Competition

14.1 The Executive shall keep all confidential information which may come to his knowledge during his appointment hereunder with complete secrecy. The Executive shall enter into a Non-Disclosure Agreement with the Company and abide by the terms and conditions therein.

14.2 All non-public information obtained during your appointment is confidential to CIMC and should not be released, either during your appointment or following termination (by whatever means) to third parties without prior clearance from the Board of Directors, or as required by law. When you cease to be a Director you agree to return to CIMC all property, materials and documents of CIMC, other than such documents as you reasonably need to retain as a record of the discharge of your duties.

14.3 You shall not during the continuance of this Agreement make otherwise than for the benefit of the Company any notes or memoranda relating to any matter within the scope of the business of the Company or concerning any confidential information or any of its dealings or affairs nor shall the Executive either during the continuance of this Agreement or afterwards use or permit to be used any such notes or memoranda otherwise than for the benefit of the Company it being the intention of the parties hereto that all such notes or memoranda made by the Executive and confidential information shall be the property of the Company.

14.4 Since the Executive is likely to obtain in the course of the appointment hereunder knowledge of confidential information, the Executive hereby agrees with the Company that in addition to the restrictions contained in Clause 14 above, he shall not, during the term of his appointment, and in the case of the CEO resigning, for a period of one (1) year from the termination of this Agreement directly or indirectly: -

(a) solicit or attempt to solicit in competition with the Company the custom of any person, firm or partnership, company, corporation, association, organization or trust (in each case whether or not having a separate legal personality) who at any time was a customer of the Company;

(b) solely or jointly with any other person, firm or partnership, company, corporation, association, organization or trust (in each case whether or not having a separate legal personality) engage or attempt to engage directly or indirectly in any business which is similar to or in competition with the business of the Company in particular but without limitation in competition with the Company's products;

(c) act as director or (except with the prior written consent of the Company), manager, sales promotion or marketing agent or consultant or otherwise of any other person, firm or partnership, company, corporation, association, organization or trust (in each case whether or not having a separate legal personality) engaging directly or indirectly in any business which is in competition with the business of the Company in particular but without limitation in competition with the Company's products; and

(d) induce or persuade any director or employee of the Company to terminate such person's directorship or to leave the employment of the Company.

14.5 We also draw your attention to both legislation and CIMC's policy prohibiting disclosure or use of price sensitive information.

15. General

This letter agreement is governed by the laws of South Australia. Please confirm your consent to act as an Executive Director and Chief Executive Officer on the terms set out above by signing and returning to me the enclosed copy of this letter.

Please feel free to contact me if you have any queries in relation to the above.

Yours sincerely

/s/ Man-Chung Chan

……………………………………….

Dr. Man-Chung Chan
Director
On behalf of the Board

Acknowledgment
I accept the terms of the proposed appointment set out in this letter.

/s/ Herbert Ying Chiu Lee

…………………………………..

Dr. Herbert Ying Chiu Lee
Date 1 January 2016

Enclosures:
Director Disclosure of Interests and Transactions in Securities Policy